Exhibit 12

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS

	Three Months Ended June 30, 2003	Year Ended December 31, 2002
Income from continuing operations	$11,288	$48,080
Add back:
Fixed charges	7,581	27,849
Earnings available for fixed charges and preferred dividends	$18,869	$75,929
Fixed charges
Interest expense	$7,581	$27,849
Capitalized interest	50	120
Interest portion of rent expense	—	—
Total fixed charges	7,631	27,969
Preferred dividends	—	—
Total fixed charges and preferred dividends	$7,581	$27,969
Ratio of earnings to fixed charges and preferred dividends	2.47	2.71